UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

September 30, 2004 and 2003

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

September 30, 2004 and 2003

INDEX

Consolidated Interim Balance Sheets

Consolidated Interim Statement of Deficit

Consolidated Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

LINGO MEDIA INC.

CONSOLIDATED INTERIM BALANCE SHEETS

(Expressed in Canadian dollars)

(Unaudited)

	September 30, 2004 (Restated)	December 31, 2003

ASSETS

Current:
Cash	$ 6,895	$ 232,502
Accounts receivable, net (note 3)	643,050	528,092
Loan receivable	17,315	17,315
Prepaid expenses and other	16,667	16,667
Inventory	25,704	29,109
	709,632	823,685

Property and equipment, net	41,663	41,848
Development costs, net	752,804	706,672
Acquired publishing content, net	147,230	194,343
Software development costs, net	-	31,046

	$ 1,651,329	$ 1,797,594

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current:
Accounts payable	$ 279,290	$ 145,197
Accrued liabilities	18,750	32,048
Unearned revenue	78,796	-
Loan payable (note 4)	100,000	-
	476,836	177,245

Shareholders’ equity:
Capital stock (note 5)
Authorized: Unlimited common shares and preferred shares with no par value
Issued: 23,959,773 common shares (December 31, 2003: 23,544,607)	3,357,703	3,341,875
Deferred stock-based compensation	-	(23,000)
Deficit	(2,183,210)	(1,698,526)
	1,174,493	1,620,349

	$ 1,651,329	$ 1,797,594

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30
	2004 (Restated)	2003 (Restated)

Deficit, beginning of period	$ (1,698,526)	$ (1,441,444)

Net loss for the period	(484,684)	(389,703)

Deficit, end of period	$ (2,183,210)	$ (1,831,147)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

(Unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2004 (Restated)	2003 (Restated)	2004 (Restated)	2003 (Restated)

Revenue	$ 13,845	$ 8,272	$ 252,380	$ 501,395
Cost of sales	5,098	3,645	41,906	74,000
Margin	8,747	4,627	210,474	427,395

Expenses - General and Administrative	140,004	110,073	440,363	480,439

Earnings (loss) before interest, taxes and amortization	(131,257)	(105,446)	(229,889)	(53,044)

Interest and other financial expenses	1,232	28,721	9,795	50,057
Amortization	70,306	72,542	213,758	216,722
Loss before income taxes	(202,795)	(206,709)	(453,442)	(319,823)

Income taxes	-	-	31,242	69,880

Loss for the period	$ (202,795)	$ (206,709)	$ (484,684)	$ (389,703)

Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	21,676,157	17,974,208	21,676,157	17,974,208

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2004 (Restated)	2003 (Restated)	2004 (Restated)	2003 (Restated)

Cash flows provided by (used in):

OPERATIONS:
Loss for the period	$ (202,795)	$ (206,709)	$ (484,684)	$ (389,703)
Items not affecting cash:
Amortization of property and equipment	2,060	3,030	6,471	6,833
Amortization of development costs	33,838	33,935	101,515	101,613
Amortization of acquired publishing content	17,667	17,667	53,002	53,002
Amortization of software development costs	10,349	10,349	31,046	31,046
Amortization of deferred stock-based compensation	7,667	8,333	23,000	25,000
Change in non-cash balances related to operations:
Accounts receivable	(51,897)	16,279	(114,958)	(53,373)
Loan receivable	-	-	-	1,500
Prepaid expenses and other	-	(26,295)	-	(37,782)
Inventory	1,859	-	3,405	4,054
Accounts payable	28,121	(3,782)	134,093	55,199
Accrued liabilities	975	967	(13,298)	(13,123)
Unearned revenue	78,796	209,105	78,796	209,105
	(73,361)	62,879	(181,613)	(6,629)

FINANCING:
Issuance of capital stock (note 5)	-	7,150	63,517	22,150
Share issue costs	-	(35,000)	(47,689)	(35,000)
Increase (decrease) in loan payable (note 3)	100,000	35,037	100,000	67,339
	100,000	7,187	115,828	54,489

INVESTING:
Purchase of property and equipment	(4,969)	-	(6,461)	(1,000)
Development costs	(20,725)	(11,718)	(153,361)	(56,854)
	(25,694)	(11,718)	(159,822)	(57,854)

Net change in cash	945	58,348	(225,607)	(9,994)

Cash – beginning of period	5,950	11,529	232,502	79,871

Cash – end of period	$ 6,895	$ 69,877	$ 6,895	$ 69,877

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

September 30, 2004 and 2003

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and educational school market in Canada.

1.

Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2004 and the results of operations and cash flows for the nine months ended September 30, 2004 and 2003.

2.

Correction to the application of Accounting Principles

These statements have been amended to correct the prior unaudited interim financial statements ended September 30, 2004 and 2003 that were issued in order to reflect the change in application of accounting policy for revenue recognition for the interim periods.

The effect of these changes on September 30, 2004 interim financial statements are as follows:

Previously reported

Restated

September 30, 2004

Change

  September 30, 2004

Balance Sheet

Accounts receivable

$   954,795

$   (390,541)

$    564,254

Accounts payable

337,871

(58,581)

279,290

Unearned revenue

-

78,796

78,796

Deficit

(1,851,251)

(331,959)

(2,183,210)

Income Statement

Revenue

709,152

(456,772)

252,380

Cost of sales

100,487

(58,581)

41,906

Income Taxes

97,474

(66,232)

31,242

   Net Income

(152,725)

(331,959)

(484,684)

3.

Accounts receivable

The components of account receivables at the following dates are as follows:

	September 2004 (Restated)	December 2003

Trade Receivables	$ 561,679	$ 334,760
Grant Receivable	81,371	193,332

	$ 643,050	$ 528,092

4.

Loan payable:

Loan payable is interest bearing at 12% and is payable on demand.

5.

Capital stock:

	Common Shares
	Number	Amount

Balance, December 31, 2003:	23,544,607	$ 3,341,875
Stock Option exercised (i)	415,163	63,517
Less: share issue costs		(47,689)

Balance, September 30, 2004	23,959,770	$ 3,357,703

(i)

During March 2004, 100,000 and 50,000 stock options were exercised for $0.20 and $0.10 respectively, by a director of the Company.

6.

Stock options:

On September 30, 2004, the Company had 2,403,340 (September 30, 2003 – 2,274,340) outstanding options to purchase the common shares of the Company.

7.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops, publishes, distributes and licenses book, audio/video cassettes, CD- based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

For the nine months ended	September 2004 (Restated)	September 2003 (Restated)

Canada	$ 36,918	$ 24,423
China	215,462	476,972

	$ 252,380	$ 501,395

Substantially all of the Company's identifiable assets as at September 30, 2004 and December 31, 2003 were located in Canada.

8.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US.

The Following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

Statements of Operations:

Loss for the Period	September 30, 2004 (Restated)	September 30, 2003 (Restated)

Loss for the period, based on Canadian GAAP	$ (484,684)	$ (389,703)
Development costs (a)	-	-
Amortization of development costs	101,515	101,613
Amortization of software development costs	31,046	31,046
Compensation expense (c)	-	-
Share issue costs (d)	(47,689)	(35,360)
Loss for the Period – US GAAP	$ (399,812)	$ (292,404)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

Shareholders’ Equity	September 2004 (Restated)	December 2003

Shareholders’ equity based on Canadian GAAP	$ 1,174,493	$ 1,620,349
Development cost (a)	(474,746)	(581,794)
Software development costs (b)	-	(31,046)
Share issue costs (d)	(108,688)	-
Compensation expense (c)	(243,250)	(243,250)
Shareholders’ equity – US GAAP	$ 347,809	$ 764,259

Under US GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $278,059 (December 2003: 124,698) and $nil (December 2003:$nil) for September 2004 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under US GAAP, incremental costs related to development and pre-operating plan of new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

(b)

Software development costs:

Under US GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under US and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants.   In respect to options issued before January 1, 2002 but vesting in year 2002 and thereafter, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)

Share issue costs:

The Company incurred costs in 2004 and prior years to file registration statement with Securities and Exchange Commission in order to interlist for trading in United States.  In accordance with US GAAP these costs are expensed as incurred but charged against share capital under Canadian GAAP. There is no effect on shareholder equity in 2004 as funds expended in 2004 have already been charged to shareholder equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

March 28, 2005